Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

December 19, 2012

Mr. Russell Mancuso, Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

     Re: Santa Fe Petroleum, Inc.

Amendment No. 4 to Form 8-K

Filed November 14, 2012

File No. 333-173302

Dear Mr. Mancuso:

Santa Fe Petroleum, Inc., a Delaware corporation (the “Company”), has received and reviewed your letter of December 6, 2012, pertaining to the Company’s Form 8-K (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on November 14, 2012 , File No. 333-173302.

Specific to your comments, our responses below are in addition to those filed via the Edgar system. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated December 6, 2012.

Implications of Being An Emerging Growth Company

1.	We note your response to prior comment 1; however, Section 107(b) of the JOBS Act provides that your previously disclosed decision to opt out of the extended transition period provided in Exchange Act Section 13(a) for complying with new or revised accounting standards is irrevocable. Please revise your disclosure throughout your document accordingly.

Response: In consideration of your comment, we have revised our disclosure to reflect our decision to opt out of the extended transition period provided in Exchange Act section 13(a).

Description of Business

2.	Your response to prior comment 6 that the sales of the SFO shares were completed before the exchange appears to be inconsistent with the statement in exhibit 10.3 that the “Completion of the Stock Purchase is effective simultaneously with the closing of the public shell purchase (Shell Purchase) by SFO creating Santa Fe Petroleum, Inc. (Public).” As noted in comment 10 of our August 13, 2012 letter to you, we are unable to provide you any comfort regarding the accuracy of your analyses or conclusions in your responses to our comments.

Response: Long Branch Petroleum LP (“Long Branch” or “LB”) did not receive the securities of the Company with a view towards distribution. Long Branch received the securities of Santa Fe Operating, Inc. (“SFO”) as consideration for the sale of Santa Fe Land LLC to SFO. The sale of Santa Fe Land by Long Branch to Santa Fe Operating occurred approximately a year before the share exchange. For the purposes of clarification, the following is a chronology which outlines the history of the transactions referenced in the comment:

Date	Event
May 11, 2011	Incorporation of Santa Fe Operating, Inc. in Delaware (private company)
May 11, 2011	Santa Fe Operating Inc. (private company) purchases 100% membership interest in Santa Fe Land LLC (private company) from Long Branch Petroleum LP (private company) in exchange for 33,478,261 shares of Santa Fe Operating Inc. (private company). The sale of SFO shares to Long Branch was complete at this time.
February 15, 2012 - April 5, 2012	Long Branch Petroleum LP sells Santa Fe Operating Inc. stock (received in the sale of Santa Fe Land to Santa Fe Operating) to three Participants in exchange for $400,000. The Participation Agreements include a provision that “the Completion of the Stock Purchase is effective simultaneously with the closing of the public shell purchase (Shell Purchase) by SFO creating Santa Fe Petroleum, Inc.”
May 10, 2012	Santa Fe Operating, Inc. (private company) entered into and consummated a Share Exchange with Baby All Corp. (public company) to become a subsidiary of the public company. Santa Fe Operating, Inc. and Santa Fe Land LLC are now both subsidiaries of the public company and the sale of stock to the Participants is complete pursuant to the Participation Agreements.
September 20, 2012	Company name change to Santa Fe Petroleum Inc. from Baby All Corp. became effective.

Long Branch received the securities in exchange for conveying a 100% membership stake in Santa Fe Land LLC to Santa Fe Operating Inc. Because the sales of the securities to the Participants were completed almost a year after LB received the securities from SFO, LB did not receive the securities with a view towards distribution because: (i) the length of time it held the securities is indicative that it received the securities for an investment purpose and not with the intent to distribute; and (ii) it received the securities as consideration for the sale of Santa Fe Land LLC.

Furthermore, the Section 4(1-1/2) exemption is available with regard to the sale of stock by Long Branch to the Participants. Under this exemption, securities that are initially privately placed may be resold if the re-sales by non-issuers essentially comply with the requirements of Section 4(a)(2) private placements, which provides a statutory exemption for "transactions by an issuer not involving any public offering." The theory underlying these exemptions is that, under the design of the Securities Act, registration is unnecessary as long as the transaction is sufficiently private (not a public offering), the purchaser is sufficiently sophisticated and the purchaser has access to sufficient information. In SEC v. Ralston Purina, the Supreme Court stated that the "design of the [Securities Act] is to protect investors by promoting full disclosure of information thought necessary to informed investment decisions. . . [T]he applicability of [Section 4(a)(2)] should turn on whether the particular class of persons affected needs the protection of the Act. An offering to those who are shown to be able to fend for themselves is a transaction ‘not involving any public offering.'" See SEC v. Ralston Purina, 246 U.S. 119, 124-125 (1953).

In this case, the sales of SFO stock by Long Branch to the Participants are exempt from registration pursuant to Section 4(1-1/2) because the sales substantively complied with Section 4(a)(2) and the Participants are accredited investors who are not among the “class of persons” that “need the protection of the [Securities] Act.” First, Section 4(a)(2) provides that a company can raise an unlimited amount of capital. The sales of stock by Long Branch qualify under Section 4(a)(2) because there is no restriction on the amount of money that can be raised. Second, Section 4(a)(2) provides that a company cannot use general solicitation or advertising to market the securities. The sales of stock by Long Branch qualify under Section 4(a)(2) because Long Branch did not use general solicitation or advertising to market the securities since these securities were sold to investors with whom Long Branch had pre-existing relationships. Third, Section 4(a)(2) provides that a sale of securities can be to an unlimited number of accredited investors. The sales of stock by Long Branch qualify under Section 4(a)(2) because all of the Participants were “accredited investors.” Fourth, Section 4(a)(2) provides that a seller must be available to answer questions by prospective purchasers. The sales of stock by Long Branch qualify under Section 4(a)(2) because Long Branch has been available to answer questions from prospective purchasers. Fifth, Section 4(a)(2) provides that companies may decide what information to give to accredited investors, so long as it does not violate the antifraud prohibitions of the federal securities laws. The sales of stock by Long Branch qualify under Section 4(a)(2) because, given that all of the Participants are “accredited investors,” the information provided by Long Branch to the Participants was sufficient to ensure compliance. Sixth, Section 4(a)(2) provides that purchasers must receive “restricted” securities. The sales of stock by Long Branch qualify under Section 4(a)(2) because the Participants received “restricted securities.” Therefore, the sale of stock by Long Branch to the Participants was exempt from registration as permitted by the exemption granted by Section 4(1-1/2) because the securities were sold in substantial compliance with Section 4(a)(2) and the overall design of the Securities Act permits re-sales in cases where the purchasers “are able to fend for themselves,” as is evident in the case of the sales of stock by Long Branch to the Participants.

Governmental Regulation

3.	Prior comment 8 sought disclosure in your document. If the regulations materially affect your leases or other business, please provide appropriate information in your filing. Include specific information regarding how the regulations affect your business, not merely a general description of what the regulations govern.

Response: Texas Natural Resources Code sections 91.400 – 91.406 may affect the price at which royalty owners may be paid for production on their leases if they were changed. The following is a list of regulations that potentially could materially affect our leases.

Section 91.402 governs the payment of proceeds derived from the sale of oil and gas production. Section 91.402(a) provides a default schedule for payment in case the lease does not specify the frequency of payment between payee and payor. This section may affect the price at which royalty owners may be paid for their leases because the “Paid Up Oil and Gas Leases,” substantially in the form as filed with the Commission on September 7, 2012 as Exhibit 10.6, do not contain a schedule for the payment of royalties and, absent any subsequent addendums or other modifications of the leases, royalty payments are required to be made according to the schedule set forth in this section. Section 91.402(b) allows payments to be withheld when there are disputes regarding title. This section may affect the price at which royalty owners may be paid for their leases because it sets forth certain conditions that would allow payment to be withheld. Section 91.402(c) sets forth the requirements for division orders from the payee. This section may affect the price at which royalty owners would be paid for their leases because the costs of obtaining certain certifications and the expense of accumulating certain information required to be included in the division order may ultimately affect the amount of revenue generated by the leasehold, which would ultimately affect the price at which royalty owners may be paid for production on their leases.

Section 91.403 governs the payment of interest. Section 91.403(a) provides a default interest rate in case the lease does not specify a rate of interest. This section may affect the price at which royalty owners may be paid for their leases because the “Paid Up Oil and Gas Leases,” substantially in the form as filed with the Commission on September 7, 2012 as Exhibit 10.6, does not specify a rate of interest and, absent any subsequent addendums or other modifications of the leases, interest will be set at the rate set forth in this section.

Section 91.404 governs remedies for the non-payment of royalties. Section 91.404(a) provides that written notice requesting payment is required before beginning judicial action. Section 91.404(b) sets forth the time that the payor has to respond to notices sent pursuant to Section 91.404(a). Section 91.404(c) provides the appropriate forum for causes of action for nonpayment. This section may affect the price at which royalty owners may be paid for their leases because legal costs may ultimately affect the amount of revenue generated by the leasehold, which would ultimately affect the price at which royalty owners may be paid for production on their leases.

Section 91.406 governs attorney’s fees. Section 91.406(a) requires payment of reasonable attorney’s fees for final judgments in favor of plaintiffs and Section 91.406(b) sets forth a minimum for damage awards. This section may affect the price at which royalty owners may be paid for their leases because legal costs may ultimately affect the amount of revenue generated by the leasehold, which would ultimately affect the price at which royalty owners may be paid for production on their leases.

In consideration of your comment, we have revised our disclosures as follows:

“Governmental Regulation

Our oil and gas operations are subject to various federal, state, and local governmental regulations. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, pooling of properties, and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. The production, handling, storage, transportation, and disposal of oil and gas, by-products thereof, and other substances and materials produced or used in connection with oil and gas operations are also subject to regulation under federal, state, and local laws and regulations relating primarily to the protection of human health and the environment. State and local laws and regulations may affect the prices at which royalty owners are paid for their leases by requiring more stringent disclosure and certification requirements, adjusting interest rates for late payments, raising legal and administrative costs and imposing more costly default contractual terms. The requirements imposed by such laws and regulations are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations” (emphasis added).

“8. Commitment and Contingencies

From time-to-time the Company may become subject to proceedings, lawsuits and other claims in the ordinary course of business including proceedings related to environmental and other matters. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company is unaware of any claim or lawsuit as of March 31, 2012 (unaudited) and December 31, 2011.

The Company is subject to various possible contingencies that arise primarily from interpretation of federal and state laws and regulations affecting the oil and natural gas industry. Such contingencies include differing interpretations as to the prices at which oil and natural gas sales may be made, the prices at which royalty owners may be paid for production from their leases, environmental issues and other matters. Although management believes that it has complied with the various laws and regulations, administrative rulings and interpretations thereof, adjustments could be required as new interpretations and regulations are issued. In addition, environmental matters are subject to regulation by various federal and state agencies. Please see Item 5.06, Description of the Business, Governmental Regulation of this Filing for more information” (emphasis added).

Liquidity and Capital Resources

4.	Please tell us where you reported the termination of the agreement mentioned in the last sentence of your response to prior comment 11 and where you explained to investors that the amount of proceeds was less than 10% of the anticipated proceeds. See Item 1.02 of Form 8-K and Item 303 of Regulation S-K. In this regard, we also note the reference to an investment banking agreement in the liquidity disclosure of your most recent Form 10-Q; if this is a new agreement, please tell us where you filed the agreement and disclosed its material terms, including the duration and obligations of the parties.

Response: The Agency Agreement mentioned in the last sentence of our response to prior comment 11, filed with the Commission on Form 8-K/A on September 7, 2012 as Exhibit 10.8, terminated by expiration in accordance with its terms. Item 1.02 of Form 8-K, which only requires disclosure if the agreement was not terminated by expiration, does not apply because the Agency Agreement was terminated by expiration.

We disclosed to investors the amount of proceeds from the Agency Agreement in Part I, Item 2 of our Form 10-Q for the quarterly period ending September 30, 2012, filed with the Commission on November 13, 2012, where we stated:

“Cash flow from financing activities.  The Company had $343,573 of cash flow from financing activities for the nine months ended September 30, 2012, and no cash flow from financing activities for the period from May 11, 2011, (commencement of operations) through September 30, 2011. From July 1, 2012, through September 30, 2012, the Company received $343,573 of net proceeds ($403,525 gross proceeds less $59,952 of financing and offering expenses) through the PPM discussed previously. The Company issued 807,050 shares of its $0.0001 par value common stock at $0.50 per share” (emphasis added).

There is no new investment banking agreement for the private placement that is referenced in the liquidity disclosure of our most recent Form 10-Q. In the “Management’s Discussion and Analysis” (MD&A) section of the Company’s most recent Form 10-Q for the quarterly period ending September 30, 2012, we reported:

"The Company’s primary needs for cash are (i) to fund drilling and development costs associated with well development within its leasehold properties, (ii) the  further acquisition of additional leasehold assets, and iii), the payment of contractual obligations and working capital obligations. Initially, funding for these cash needs will be provided by the sale of equity from a new $10 million private placement of common stock as discussed below. Subsequently, this will be supplemented by a combination of internally-generated cash flows from operations and equity and or debt financing sources.

The Company’s primary capital resources from May 11, 2011, (commencement of operations) through September 30, 2012, have been from funds provided by affiliated related parties and cash proceeds from the issuance of common stock pursuant to a private placement memorandum (“PPM”). The Company has recently initiated a new private placement for the sale of common stock and believes that cash proceeds should be sufficient to meet both our short-term working capital requirements and our twelve month capital expenditure plans” (emphasis added).

While we have recently initiated a new private placement, there is no formal agreement with any investment bank currently in place. The investment bank agreement for the new private placement referenced above is currently under negotiation and will be disclosed pursuant to Item 601(b)(10)(ii)(A)-(D) of Regulation S-K after it is finalized.

Directors and Executive Officers

5.	Refer to your response to prior comment 14. We note that you elect to identify companies with which your CEO/CFO was affiliated as “publicly traded.” We also note that you indicate that his “extensive experience as CFO” is a reason why he was selected to serve as a director. It appears that, during periods in which he served in roles that had responsibility for public reporting by those companies, at least a portion of those companies did not file required reports with the Commission. It remains unclear why you believe that it is appropriate to highlight for investors your CEO/CFO’s experience with “public companies” while not balancing your statements with information regarding his role in at least a portion of those companies’ failure to provide investors required public reports. Please expand your response to address Rule 10b-5(b) and to explain clearly why you believe it is not material to investors - who will be relying on your CEO/CFO to provide public reports - that he apparently has or had a significant role in other companies’ apparent non-compliance with public reporting obligations.

Response: On November 28, 2012, the Company terminated Bruce Hall, as disclosed on Form 8-K filed with the Commission on November 28, 2012. Therefore, this comment is no longer applicable because Bruce Hall will no longer have any role in the Company’s compliance with its public reporting obligations. Our disclosure has been revised to include this information in the “Subsequent Events” section of the Filing.

Certain Relationships and Related Transactions and Director Independence

6.	Please reconcile your response to prior comment 15 that there are no repayment terms with your disclosure that the amounts are “accounts payable.”

Response: In consideration of your comment, we wish to clarify that the payments made on behalf of Santa Fe Operating, Inc. by SFP, Inc. and SFP LLC were not loans and there were no specific loan agreements or repayment terms. Santa Fe Operating, Inc., SFP, Inc. and SFP LLC were all characterized as “related parties” under ASC 850 – Related Party Disclosures (FAS No. 57) because they are under the “common ownership” of the same principal stockholder. The payments were expenses paid for the Company by related parties and, pursuant to ASC 850, were properly classified as “Accounts Payable - Related Parties” on the Company’s balance sheet. The terms of compensation to the related parties for these payments have not been formalized and shall be made on a going-forward basis as the Company generates revenue.

Common Stock

7.	We note your response to prior comment 18. Your disclosure indicates that you issued 33,478,261 shares for the May 2012 exchange, that you issued 2,500,000 shares in your registered offering which now represent 6,000,000 shares as a result of your stock split, and that you had 3,000,000 shares outstanding prior to the offering which now represent 7,200,000 shares as a result of your stock split. Therefore, it appears that you would have had 46,678,261 shares outstanding on the date that this Form 8-K was originally due. However, you disclose that you have outstanding 39,478,261 shares. Please reconcile. Also, please tell us when you will file the Form D related to the transaction that you appear to suggest in Part II Item 2 of your latest Form 10-Q was exempt from registration based on Regulation D.

Response: The 3,000,000 (pre-split) / 7,200,000 (post-split) shares outstanding prior to the registered offering were cancelled pursuant to a certain letter of intent, hereto affixed as Exhibit A. Therefore, the disclosure regarding the 39,478,261 shares outstanding as of May 11, 2012 is correct. The Filing has been revised as follows:

“We are authorized to issue 200,000,000 shares of our Common Stock, $0.0001 par value, of which, as of May 10, 2012, 39,478,261 shares are issued and outstanding. Of these 39,478,261 shares of Common Stock outstanding, 6,000,000 are freely-tradable as a result of the registration of the offer and sale of these shares on Form S-1. The Company commenced a capital formation activity by filing a Registration Statement on Form S-1 to register and sell in a self-directed offering 2,500,000 shares of newly issued common stock at an offering price of $0.03 per share for proceeds of up to $75,000. The Registration Statement was declared effective on January 9, 2012. The Company had 3,000,000 shares outstanding prior to the offering. On February 6, 2012, the Company issued 2,500,000 shares of common stock pursuant to the Registration Statement on Form S-1 for proceeds of $75,000. On March 20, 2012, a majority of the Company’s Board of Directors approved a 2.4:1 forward stock split (the “Forward Stock Split”). Consistent with the Company’s Articles of Incorporation and Delaware General Corporation Law, the action which was approved by a majority of the shareholders, took effect on the opening of business Tuesday, April 03, 2012. As a result of the Forward Stock Split, the 2,500,000 shares of common stock issued pursuant to the Registration Statement on Form S-1, have been adjusted to 6,000,000 shares of common stock. However, the 3,000,000 shares outstanding, which were issued prior to the issuance of common stock pursuant to the Registration Statement on Form S-1, were cancelled and had not been adjusted. In accordance with ASC 260, Earnings Per Share, all share and per share amounts have been retroactively adjusted to the beginning of the period to reflect the Forward Stock Split” (emphasis added).

The Company had filed the Form D with the Commission on July 31, 2012 with respect to the securities referenced in Part II, Item 2.

Response Letter

8.	The definition of “Filing” that you used in the acknowledgements at the end of your response letter limits the acknowledgements to the Form 8-K rather than providing acknowledgements related to each of the filings addressed in our comments as requested at the end of our September 21, 2012 letter. Please revise.

Response: In consideration of your comment, the definition of “Filing” used in the acknowledgements at the end of our response letter has been revised to acknowledge each of the other filings addressed in the comment letter dated September 21, 2012.

In connection with the Company’s responding to the comments set forth in the December 6, 2012 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Tom Griffin

Tom Griffin

Chief Executive Officer

Baby All Corp
113 Barksdale Professional Center
Newark, DE 19711

April 11, 2012

Santa Fe Operating, Inc.
4011 W. Plano Pkwy, Suite 126
Plano, TX 75093
Attention: Bruce Hall, CEO

Re: Letter of Intent for the exchange of shares of Baby All Corp, a Delaware Corporation ("BABA"), for all of the issued and outstanding shares of Santa Fe Operating, Inc., a Delaware Corporation ("Santa Fe"), and related matters.

Dear Mr. Hall:

This Letter of Intent (the "Letter of Intent") will confirm the following general terms upon which the Boards of Directors of BABA and Santa Fe will adopt an agreement to effectuate a transaction (the "Share Exchange") in which BABA and the stockholders of Santa Fe will engage in a stock-for-stock exchange whereby the stockholders of Santa Fe will be issued 1.00 shares of BABA's common voting stock, $0.0001 par value (the "BABA Common Stock") after the dividend contemplated in Section 1(f) below in exchange for each of their shares of Santa Fe causing Santa Fe to become a wholly-owned subsidiary of BABA upon the closing of the Share Exchange (the "Plan of Exchange"). It is contemplated that the stockholders of Santa Fe would be issued a minimum of 33,478,261 shares of BABA Common Stock and no more than 44,478,261 shares of BABA Common Stock would be outstanding after such issuance if Santa Fe successfully completes an issuance of its common stock resulting in gross proceeds of at least $2,500,000 prior to the deduction of any expenses related thereto (the "Financing") in accordance with the capitalization table set forth in **Exhibit A**.

Under the Plan of Exchange, the current warrant holders of Santa Fe will receive warrants to purchase up to (a) 13.2% (on a fully-diluted basis) of the BABA Common Stock after the Share Exchange if the Financing is completed with gross proceeds of $2,500,000 prior to the deduction of any expenses related the Financing with (i) the strike price of such warrants, which shall initially be $0.50, being adjusted proportionally with same conversion rate of Santa Fe warrants to warrants such that the Santa Fe warrant holders would pay the same aggregate amount to exercise all of their warrants in BABA that they would have paid to exercise all of their warrants in Santa Fe prior to the Share Exchange, and (ii) the same conversion rate being applied to BABA warrants issued in exchange for the Santa Fe warrants as applied to BABA shares issued for the Santa Fe shares.

If the Financing is completed for some amount other than $2,500,000 of gross proceeds, or if BABA cannot be recapitalized to meet the share targets set forth in the preceding paragraph, Santa Fe and BABA will adjust the share numbers so that proportional allocation of ownership set forth in the preceding paragraph is respected and such that the owners of BABA immediately

Page 2
April 11, 2012

prior to the closing of the Share Exchange (the "Closing") have shares after the Closing that would be worth $2,500,000 if priced at the adjusted price per share obtained by Santa Fe in the Financing (after taking into account all adjustments, such as the Exchange, any cancellations, stock dividends or reverse or forward splits of the BABA Common Stock).

The Plan of Exchange to be approved by the Boards of Directors of Santa Fe and BABA shall be negotiated and set forth in detail the parties' intent upon the following general terms and conditions.

1. Condition of BABA.

BABA immediately prior to the Closing will:

(a) be quoted on the Over The Counter Bulletin Board (OTCBB) and have a currently effective Form 211 application (Rule 15c2-11) with FINRA through a licensed market maker;

(b) have no securities, including, without limitation, options, warrants, preferred stock or other convertible instruments, other than BABA Common Stock, outstanding;

(c) have no assets other than as set forth on Schedule 1(c), attached hereto, and any assets held by BABA immediately prior to Closing will be vended out by BABA after closing on commercially reasonable terms;

(d) have no liabilities:

(e) be current and compliant with all United States Securities and Exchange Commission (the "SEC") reporting requirements; and

(f) have cancelled certain restricted shares of its common stock such that immediately prior to the Closing, BABA shall have no more than 6,000,000 shares of BABA Common Stock outstanding.

2. Due Diligence.

BABA will provide Santa Fe a full report and all due diligence materials for BABA that a reasonable buyer would request (including correspondence between BABA and the SEC which has not yet been publicly disclosed, if any) and audited and interim financials of BABA prior to the Closing. BABA shall respond to any requests for additional information or inquiries related to Santa Fe's due diligence review of BABA.

Santa Fe shall complete its due diligence on BABA within twenty (20) days of the date when both (a) all diligence materials relating to BABA are presented to Santa Fe and after all requests for additional information made by Santa Fe are met and all inquires of Santa Fe are answered, and (b) the Financing is complete. Approval of whether to conduct a Share Exchange

Page 3
April 11, 2012

with BABA (the "Approval") shall be in the sole discretion of Santa Fe based on such factors as Santa Fe may determine in conducting its due diligence review of BABA.

3. BABA and BABA Indemnity Party Responsibilities.

(a) BABA shall pay for all of its filing fees, and costs associated with SEC filings and state securities laws and its legal and accounting fees until the Share Exchange, including, without limitation, (i) its auditor, and (ii) a Form 14f-1 filing disclosing a change in a majority of the directors of BABA to be made in anticipation of the Closing.

(b) BABA shall ensure that it has accurate financial statements completed in accordance with Generally Accepted Accounting Principals (and appropriate records to support the same) and shall cause its auditor to cooperate and participate in all SEC filings to be made by BABA for a reasonable period of time after the Share Exchange when a successor auditor can be appointed, at no expense to the former BABA or its principal shareholders.

(c) Arafat Schwartz ("BABA Indemnity Party") shall indemnify BABA and Santa Fe and hold BABA and Santa Fe harmless for any losses to BABA, Santa Fe or their respective stockholders related to any inaccuracy in the financial statements of BABA at the Closing, including any inaccuracies prior to the Share Exchange which may come to light after the Share Exchange. The terms of the indemnification are to be set forth in the definitive agreement whereby such limitations, with the exception of fraud, shall survive for a period of two years (except for tax or environmental claims which shall survive forever).

(d) The BABA Indemnity Party shall use his best efforts to cause the fees charged by the auditor during the reasonable period of time after the Share Exchange before a successor auditor can be appointed are fair and reasonable. BABA will assist in obtaining an engagement for the surviving entity with the current auditor.

(e) BABA and the BABA Indemnity Party shall ensure that the auditor of BABA is in good standing with the Public Company Accounting Oversight Board as set forth on www.pcaob.org.

(f) The BABA Indemnity Party shall indemnify BABA and Santa Fe and hold BABA and Santa Fe harmless for any liabilities in excess of the Liabilities for which BABA is liable, including any liabilities for BABA's business prior to the Share Exchange which may come to light after the Share Exchange. The BABA Indemnity Party's indemnification shall cover any costs of litigation and defense related to such liabilities or alleged liabilities. The terms of the indemnification are to be set forth in a

Page 4
April 11, 2012

definitive agreement whereby such limitations, with the exception of fraud, shall survive for a period of two years (except for tax or environmental claims which shall survive forever). The BABA Indemnity Party shall cause the officers and directors of BABA to resign so that the officers and directors to be selected by Santa Fe and/or its stockholders may become officers and directors of BABA after the Share Exchange.

(g) The BABA board of directors will cause BABA to be recapitalized as necessary to ensure the conditions set forth in Section 1 are met; at present, a cancellation of certain restricted shares.

(h) The BABA Indemnity Party shall ensure that all shares issued to the former stockholders of Santa Fe by BABA in connection with the Share Exchange are duly authorized, validly issued and non-assessable.

4. Santa Fe Responsibilities.

(a) Santa Fe shall provide BABA with a full report on Santa Fe and a complete set of due diligence materials and audited financials of Santa Fe prior to BABA beginning the recapitalization it intends to complete in anticipation of the Closing.

(b) Santa Fe will use its best efforts to complete the Financing.

5. The Exchange.

(a) Upon Santa Fe's receipt of commitments to purchase its common stock sufficient to allow for the completion of the Financing, the parties intend to enter into a binding agreement to complete the Exchange when the conditions set forth herein are met.

(b) The Closing shall occur as soon as possible after, and no later than 10 days after, the date that all of the following conditions have been met (in addition to the Closing conditions set forth elsewhere in this Section 5): (a) Santa Fe has notified BABA of the Approval, (b) the Financing is completed, (c) an audit of Santa Fe has been completed that is sufficient to support, and be included in, the disclosures to be made by BABA after the Share Exchange, and (d) a draft of the Form 8-K disclosing the Share Exchange and the business and financial statements of BABA after the Share Exchange, commonly referred to as a "Super 8-K", is substantially complete and has been reviewed and approved by BABA and Santa Fe.

(c) The completion of the Closing will be conditioned upon (i) BABA completing or causing the completion of all "BABA and BABA Indemnity Party Responsibilities" set forth in Section 3 above that can be completed prior to the Closing, (ii) BABA entering into a binding agreement to

Page 5
April 11, 2012

complete or cause some other person or entity to complete all of the "BABA and BABA Indemnity Party Responsibilities" set forth in Section 3 above that cannot be completed prior to the Closing, and (iii) Santa Fe completing the "Santa Fe Responsibilities" in Section 4 prior to the Closing. Assuming the Financing is completed with gross proceeds of $2,500,000 prior to the deduction of any expenses related the Financing, the shareholders of BABA immediately prior to the Closing shall own approximately 13.5% of the issued and outstanding shares of BABA Common Stock (currently projected to be 6,000,000 shares of BABA Common Stock) and approximately 11.7% of the fully-diluted shares of BABA Common Stock (assuming the exercise of all warrants to purchases shares of BABA Common Stock issued in connection with the Closing are exercised) after the Closing. Assuming the Financing is completed with gross proceeds of $2,500,000 prior to the deduction of any expenses related the Financing, at least 75.3% (on a non-fully diluted basis) of BABA Common Stock after the Closing will be held by the stockholders of Santa Fe immediately prior to the Closing.

(d) The Share Exchange is intended to be a tax-free reorganization under the U.S. Internal Revenue Code and the parties shall cooperate to ensure such tax treatment is obtained to the fullest extent possible.

(e) The BABA Indemnity Party shall cause all of the officers and directors of BABA prior to the Closing and certain affiliates and consultants of BABA (as reasonably requested by Santa Fe and as named and indentified in a schedule to be created) to enter into a lock-up agreement (the "Lock-Up") which will prohibit such persons or entities from selling any of the BABA Common Stock until such Lock-Up expires upon the earlier of (i) 12 months from the date of the Closing or (ii) listing on the American Stock Exchange, NASDAQ Stock Market (Global Market or Global Select Market) or the New York Stock Exchange. In addition to the specific provisions mentioned in this Section 5(e) the Lock-Up shall contain customary terms for such an agreement.

(f) If the conditions set forth in subsections (ii) and (iii) of the first sentence of Section 5(c) are met, then the BABA Indemnity Party shall cause all of the officers, directors, affiliates and consultants of BABA prior to the Closing to enter into a leak-out agreement (the "Leak-Out") which shall expire 6 months after the termination of the Lock-Up. The Leak-Out will allow no more than 1/6 of the holdings of any shareholder to be sold in any rolling 6 month period. In addition to the specific provisions mentioned in this Section 5(f), the Leak-Out shall contain customary terms for such an agreement.

6. Plan of Exchange.

Page 6
April 11, 2012

The Plan of Exchange shall include, contain or provide:

(a) Representations and Warranties. Customary and usual representations and warranties by BABA and Santa Fe.

(b) Opinions of Counsel. Delivery at Closing of favorable opinions of counsel of BABA and Santa Fe with respect to customary and usual matters of law covered for similar transactions.

(c) Financial and Other Information.

(i) The examination and inspection of the books and records of each of BABA and Santa Fe prior to Closing; the delivery no later than at Closing of customary schedules listing BABA's and Santa Fe's material contracts; real and personal properties; pending, threatened and contemplated legal proceedings; employees; assets and liabilities, including contingencies and commitments; and other information reasonably requested; and

(ii) Each of BABA and Santa Fe shall provide the other annual audited financial statements and interim unaudited financial statements consisting of a balance sheet and a related statement of income for the period then ended which fairly present the financial condition of each as of their respective dates and for the periods involved, and such audited statements shall be prepared in accordance with generally accepted accounting principles of the United States consistently applied for such period or periods as shall be set forth in the Plan of Exchange.

(d) Costs and Expenses. Each party shall bear and pay its own costs and expenses.

(e) Conduct of Business of BABA and Santa Fe Pending Closing. Except for a private placement of approximately 5,000,000 to 10,000,000 shares of Santa Fe's common stock and until consummation or termination of the Share Exchange, BABA and Santa Fe will conduct business only in the ordinary course and none of the assets of BABA or Santa Fe shall be sold or disposed of except in the ordinary course of business or with the written consent of the BABA, in the case of Santa Fe, or Santa Fe, in the case of BABA.

(f) SEC Reporting. A Current Report on Form 8-K reflecting consolidated, combined financial statements of BABA and Santa Fe will be prepared by Santa Fe, with the good faith assistance of the pre-Closing officers and directors of BABA and filed with the SEC in conjunction with the Closing of the Share Exchange. Santa Fe shall bear the costs and expense for all

Page 7
April 11, 2012

required audited and reviewed financial statements of Santa Fe and its subsidiaries. The BABA Indemnity Party shall bear the costs and expense for all required audited and reviewed financial statements of BABA and its subsidiaries (other than Santa Fe and its subsidiaries).

(g) Permits. BABA and Santa Fe shall have received all permits, authorizations, regulatory approvals and third party consents necessary for the consummation of the Closing of the Share Exchange, and all applicable legal requirements shall have been satisfied.

(h) Finder's Fee. Except as expressly indicated herein, no finder's fee or similar payment with respect to the Share Exchange shall be paid by any party hereto.

(i) Indemnification. The Plan of Exchange shall contain customary and usual indemnification and hold harmless provisions.

7. Costs and Expenses.

Except as explicitly provided in the Plan of Exchange, each party hereto shall bear and pay its own costs and expenses.

8. Timing.

BABA shall instruct its legal counsel to prepare all necessary documentation to permit the Closing to occur as soon as possible after the Closing.

9. Notices.

All notices or other information deemed required or necessary to be given to BABA or Santa Fe shall be given at the following addresses:

Baby All Corp
113 Barksdale Profeesional Center
Newark, DE 19711

Santa Fe Operating, Inc.
4011 W. Plano Pkwy, Suite 126
Plano, TX 75093

10. Confidentiality.

(a) By its execution hereof, BABA acknowledges to and agrees with Santa Fe that in the exercise of the several rights granted to it pursuant to this Letter of Intent, BABA, and/or its agents and affiliates, may become familiar with or aware of certain Confidential Information (as such term is hereinafter defined) disclosed by Santa Fe or one or more of its officers, directors,

Page 8
April 11, 2012

employees, shareholders, partners, agents or representatives (each of such relationships being defined herein as an "Affiliate"). Accordingly, BABA hereby agrees that any and all Confidential Information disclosed or furnished to it or to any of its Affiliates, by Santa Fe or any of its Affiliates, is and shall remain proprietary to Santa Fe. Neither BABA, nor any Affiliate of BABA, shall have any rights to distribute or divulge any of such Confidential Information to any third party without Santa Fe's prior consent, or to use any of such Confidential Information in any way detrimental to Santa Fe or any of its Affiliates, or in any way which would otherwise destroy, injure or impair any of Santa Fe's or its Affiliates' rights in or in respect of any such Confidential Information including, without limitation, by using any of such Confidential Information to solicit away from Santa Fe any of its employees, contractors, customers or vendors or other business relationships, or to establish or assist any person or entity which is or will be, directly or indirectly, in competition with Santa Fe. For purposes of this Letter of Intent, the term "Confidential Information" shall mean any and all proprietary information belonging to Santa Fe, whether tangible or intangible, written or oral, including, without limitation, any intellectual property rights, technical or scientific information, design, processes, procedures, inventions, research, formulae, notes, analyses, compilations, studies, interpretations, memoranda, shareholder lists and contact information, customer lists, business plans, projections, research, finances, books and records, computer software and files, lists of (or proprietary information concerning) its customers, suppliers, vendors and other business relationships, and any other item which may properly be classified as a protected trade secret. BABA expressly agrees and understands that its agreement to abide by the provisions of this Section 10 constitute a material part of the consideration inducing Santa Fe to enter into this Letter of Intent and consider the transactions contemplated herein, and that any violation of such provisions could create immediate and irreparable harm to Santa Fe. In the event of any breach of this Section 10, BABA and Santa Fe hereby agree that, in addition to whatever other remedies may be available to Santa Fe, it shall be entitled to seek injunctive and other equitable relief, and Santa Fe hereby waives any bonding or other requirement as a precursor thereto.

(b) The substance of any public announcement with respect to the Share Exchange, other than notices required by law, shall be approved in advance by all parties or their duly authorized representatives.

11. Binding Nature.

This Letter of Intent merely evidences the intention of BABA and Santa Fe and is not intended by any party to be legally binding.

12. Termination.

The parties hereto agree that this Letter of Intent will be automatically terminated if the Closing has not occurred before or on May 1, 2012 and will be of no further affect on the parties hereto thereafter. However, this Letter of Intent may be extended past May 1, 2012 by written approval of both BABA and Santa Fe.

13. Counterparts.

Page 9
April 11, 2012

This Letter of Intent may be executed in any number of counterparts and each such counterpart shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

14. Governing Law.

The transactions which are contemplated herein, to the extent permitted, shall be governed by and construed in accordance with the laws of the State of the Delaware.

16 Apr 2012 16:45 HP LASERJET FAX p.2

Page 10
April 11, 2012

If the foregoing correctly sets forth the substance of the understanding of the parties, please execute this Letter of Intent in duplicate, retain one copy for your records, and return one to ___________ at his address, which is ______________________________.

Very truly yours,

Baby All Corp.,
a Delaware corporation

By: ______________________
Efrat Schwartz
President

Accepted this 16 day of April, 2012.

Santa Fe Operating, Inc.,
a Delaware corporation

By: ______________________
Bruce Hall
Chief Executive Officer

Accepted this 16th day of April 2012.

ACKNOWLEDGED AND AGREED TO:

____
Arafat Schwartz

Exhibit A

Capitalization Table After Share Exchange

Santa Fe Petroleum, Inc.									
Cap Table - Post-Merger									
April 11, 2012									
			Common			**Outstanding**	**Pct**	**Total**	**Pct**
	Desc.	**Price**	**Stock**	**Options**	**Warrants**	**Units**	**Outstanding**	**Fully Diluted**	**Outstanding**
Tom Griffin (Long Branch Petroleum, L.P.)	Founder	$ 0.0001	18,157,329	-		18,157,329	40.8%	18,157,329	35.4%
Bruce Hall (BHDH Family, L.P.)	Founder	$ 0.0001	8,347,826	-		8,347,826	18.8%	8,347,826	16.3%
Vernon Hughes	Founder	$ 0.0001	3,000,000	-	3,000,000	3,000,000	6.7%	6,000,000	11.7%
Dianne Dangelmaier	Founder	$ 0.0001	400,000	-	200,000	400,000	0.9%	600,000	1.2%
BABA Shareholders	Founder	$ 0.0001	6,000,000	-		6,000,000	13.5%	6,000,000	11.7%
Alan Hoffman	Founder	$ 0.0001	1,573,956		1,573,956	1,573,956	3.5%	3,147,912	6.1%
Santa Fe Investors - working interests	Investor	$ 0.0001	1,999,150			1,999,150	4.5%	1,999,150	3.9%
Santa Fe Investors - working interests	Investor	$ 0.5000			1,999,150	-	0.0%	1,999,150	3.9%
PPM investors - $2.5M @ $0.50	Investor	$ 0.5000	5,000,000	-		5,000,000	11.2%	5,000,000	9.8%
			-			-	0.0%	-	0.0%
Total			44,478,261	-	6,773,106	44,478,261	100.0%	51,251,367	100.0%
Total Founders			39,478,261	-	1,573,956	39,478,261	88.8%	41,052,217	80.1%
Total from Cash - Private Placements			5,000,000	-	-	5,000,000	11.2%	5,000,000	9.8%
Other			-	-	5,199,150	-	0.0%	5,199,150	10.1%
Total			44,478,261	-	6,773,106	44,478,261	100.0%	51,251,367	100.0%

Schedule 1(c)

Assets

1. Design patent for infant medical dispensers, as more fully described in the Registration Statement on Form S-1/A, as filed with the Securities and Exchange Commission on January 9, 2012.